UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC

February 20, 2007

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section: ____
Rule: 14A-8
Public
Availability: 2/20/2007

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2006

Dear Ms. Weber:

This is in response to your letters dated December 22, 2006, January 3, 2007, January 23, 2007, and January 30, 2007 concerning the shareholder proposal submitted to Verizon by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 2, 2007 and January 17, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel



Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Mary Louise Weber
Assistant General Counsel



Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908-559-5636
Fax 908-696-2067
mary.l.weber@verizon.com

December 22, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2007 Annual Meeting
Shareholder Proposals of Laborers National Pension
Fund and Kenneth Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On October 13, 2006, Verizon received a shareholder proposal and supporting statement (the "Laborers Proposal") from the Laborers National Pension Fund (the "Laborers"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials"). A copy of the Laborers Proposal, including all correspondence submitted therewith, is attached as Exhibit A. On October 29, 2006, Verizon received a shareholder proposal and supporting statement, (the "Steiner Proposal") from Kenneth Steiner. A copy of the Steiner Proposal, including all correspondence submitted therewith, is attached as Exhibit B. The cover letter to the Steiner Proposal states that Mr. John Chevedden is representing Mr. Steiner with respect to shareholder matters, including the Proposal, and is Mr. Steiner's proxy for all purposes in connection with the Proposal. The Laborers Proposal and the Steiner Proposal are sometimes referred to herein collectively as the Proposals, and the Laborers and Mr. Steiner are sometimes referred to herein collectively as the Proponents. For the reasons stated below, Verizon intends to omit the Proposals from its 2007 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the attachments to this letter. A copy of this letter is also being sent to each of the Proponents as notice of Verizon's intent to omit the Proposals from Verizon's 2007 proxy materials.

## I. Introduction.

The Laborers Proposal reads as follows:

*Resolved: That the shareholders of Verizon Communications, Inc. ("Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:*

1. *The annual incentive or bonus component of the Plan should utilize defined financial performance criteria that can be benchmarked against a disclosed peer group of companies, and provide that an annual bonus is awarded only when the Company's performance exceeds its peers' median or mean performance on the selected financial criteria;*

2. *The long-term compensation component of the Plan should utilize defined financial and/or stock price performance criteria that can be benchmarked against a disclosed peer group of companies. Options, restricted shares, or other equity or non-equity compensation used in the Plan should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected financial and stock price performance criteria; and*

3. *Plan disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Plan.*

The Steiner Proposal states:

*Resolve: Shareholders request that our Board of Directors adopt a policy whereby at least 75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.*

*"Performance based" equity compensation is defined here as:*

*(a) Indexed stock options, the exercise price of which is linked to an industry index;*
*(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or*
*(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.*

Verizon believes that the Laborers Proposal may be properly omitted from its 2007 proxy materials because (1) the Laborers failed to provide documentary support that the Laborers meet the eligibility requirements of Rule 14a-8; and (2) Verizon has already substantially implemented the Laborers Proposal. Verizon believes that the Steiner Proposal may be properly omitted from its 2007 proxy materials because Verizon has already substantially implemented the Steiner Proposal. Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits each of the Proposals in its entirety from its 2007 proxy materials.

If the Staff is unable to agree that the Laborers Proposal may be excluded pursuant to 14a-8(f) or pursuant to 14a-8(i)(10), then, in addition, Verizon would exclude the Steiner Proposal from its 2007 proxy materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates a previously received proposal (the Laborers' Proposal) that would be included in its 2007 proxy materials. In that event, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Steiner Proposal in its entirety from its 2007 proxy materials.

## II. Bases for Exclusion.

### A. The Laborers Proposal May be Excluded from Verizon's 2007 Proxy Materials Pursuant to Rule 14a-8(f) Because the Laborers Failed to Meet the Eligibility Requirements of Rule 14a-8(b)(1)

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareowner proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The Company received the Laborers Proposal and accompanying correspondence via facsimile on October 13, 2006. Having ascertained that the Laborers are not a shareowner of record, on October 16, 2006, Verizon sent a letter to the Laborers via overnight courier, requesting evidence that the Proponent is and has been for one year the beneficial owner of the requisite number of shares of Verizon common stock and indicating that the documentation must be submitted to Verizon

within 14 days of receipt of its receipt of Verizon's letter (the "14a-8(b) Letter"). Verizon received confirmation from the courier company that the 14a-8(b) Letter was delivered to and accepted by the Laborers on October 17, 2003. A copy of the 14a-8(b) Letter, together with the delivery confirmation, is attached as Exhibit C. Verizon never received a response to the 14a-8(b) Letter. On November 27, 2006, we contacted the Laborers to discuss the fact that Verizon had not received a response to the 14a-8(b) Letter. The Laborers claimed that the documentary evidence had been faxed on a timely basis to the attention of Verizon's Corporate Secretary at (212) -597-2542. Since that number has not been in use since January 2006, we asked the Laborers to provide evidence that Verizon had received the purported facsimile transmission. The Laborers have not provided any evidence to show that Verizon received their response to the 14a-8(b) Letter.

The Staff has consistently held that Rule 14a-8(f) is to be read strictly and that a failure to provide appropriate documentation within the requisite number of days of receipt of a request from the company justifies omission from the company's proxy materials. See *H.J. Heinz Company* (May 23, 2006); *American International Group* (March 15, 2006); *The Allstate Corporation* (February 5, 2001); *Union Pacific Corporation* (December 13, 1999); *Harrah's Entertainment, Inc.* (November 10, 1999); *The Walt Disney Company* (October 29, 1999); and *Espey Mfg. & Electronics Corp.* (October 18, 1999). In addition, in Staff Legal Bulletin No. 14C (June 28, 2005), the Staff noted:

"A shareholder proponent is encouraged to submit a proposal or a response to a notice of defects by a means that allows him or her to determine when the proposal or response was received by the company, such as by facsimile. However, if the shareholder proponent transmits these materials by facsimile, the shareholder proponent should ensure that he or she has obtained the correct facsimile number for making such submission."

Here, the Laborers clearly did not ensure that they were using a correct facsimile number. Moreover, the Laborers were in possession of the correct facsimile number, as the Laborers Proposal was submitted to the attention of the Corporate Secretary at the correct number. The cover letter states, "Sent Via Fax 908-766-3813." The Laborers knew that the fax transmitting the Proposal was received by Verizon, because Verizon promptly replied with the 14a-8(b) Letter.

Verizon believes that the Proposal may be properly omitted from its 2007 proxy materials under Rule 14a-8(f) because the Proponent failed to provide documentary support of eligibility within 14 days of receipt of Verizon's written request. Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2007 proxy materials.

**B. The Proposals May be Excluded from Verizon's 2007 Proxy Materials Pursuant to Rule 14a-8(i)(10) Because Verizon Has Substantially Implemented Such Proposals.**

Rule 14a-8(i)(10) provides that a company may exclude a shareholder proposal if the company has already substantially implemented such proposal. The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983). Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concerns. See *Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms). Proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal after company took steps to partially implement three of four actions requested by the proposal).

Verizon believes that it has substantially implemented the Proposals because its compensation policies for executives satisfactorily address the underlying concern of the Proposals. Both Proposals basically request that a significant portion of the compensation of Verizon executives be "performance-based." The Laborers Proposal requests that both short-term and long-term incentive compensation be awarded to executive officers only if the company's performance exceeds that of a disclosed group of peer companies. Likewise, the Steiner Proposal requests that equity compensation be performance based, by being linked to an industry index or premium priced or vesting only when the market price of the stock exceeds specified targets over a substantial period. The Laborers' Proposal stresses a "pay-for-superior performance" principle. In the same vein, the supporting statement of the Steiner Proposal calls for "challenging performance objectives."

A significant portion of the long-term compensation of Verizon executives currently is performance-based. As noted in the Human Resources Committee report on executive compensation in Verizon's 2006 proxy statement, each of Verizon's incentive compensation plans emphasizes a pay for performance philosophy and is designed to reflect both individual and company performance, providing aggressive performance objectives that serve to both motivate and retain executives. The Committee sets the total compensation of Verizon's senior management group at levels that are intended to be competitive with market peers, i.e., other large, global, public

companies with whom Verizon competes for executive talent. The Committee also benchmarks total direct compensation (base salary, short-term and long-term incentive awards) against an industry peer group of telecommunications, broadband, wireless and cable companies.

The Verizon Short-Term Incentive Plan places a sizable percentage of annual cash compensation at risk. Awards can range from zero to two times the targeted award value, depending on whether the company's performance meets pre-established performance objectives. For 2005, the Committee evaluated Verizon's performance with respect to earnings per share and revenue (excluding the net impact of pension and post-retirement benefits) against the performance of industry peers. In addition, the Committee based a portion of the award on two non-financial measures: customer service and diversity. The Short-Term Incentive Plan requires that Verizon achieve at least an 8% return on equity before any awards are made under the plan.

The Verizon Long-Term Incentive Plan (the "Plan"), approved by Verizon's shareholders in 2001, is designed to reward the creation of shareholder value and aligns the long-term interests of the company's senior management group with those of its shareholders by focusing on external performance measures, stock price and relative shareholder return. As a result, a significant portion of the long-term compensation of Verizon executives is tied to performance measures. For example, as disclosed in Verizon's 2006 proxy statement:

> In 2005, 60% of an employee's long-term incentive compensation opportunity, and 100% of the Chief Executive Officer's long-term incentive compensation opportunity, was granted in the form of performance stock units. Performance stock units represent shares of Verizon stock that may become payable in cash after the completion of a three-year performance cycle. Actual payment of the performance stock units will be determined based upon Verizon's Total Shareholder Return (TSR) relative to the TSR of the companies that make up the Standard & Poor's 500 and to the TSR of certain companies in Verizon's telecommunications, broadband, wireless and cable industry peer group. No performance stock units will be paid unless Verizon's relative TSR position meets a specific minimum threshold percentage at the conclusion of the three-year performance cycle. The total percentage of PSUs that are ultimately payable to a participant is based upon a weighted average equal to 40% of Verizon's relative TSR position compared to the Standard & Poor's 500 companies and 60% of Verizon's relative TSR position compared to Verizon's industry peer group companies.

According to the Staff, the determination that a company has substantially implemented a proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See Texaco Inc.*

(March 28, 1991) (permitting exclusion of proposal that company subscribe to "Valdez principles" where company had adopted policies, practices and procedures with respect to the environment). When a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded. See *Nordstrom Inc.* (February 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers was substantially covered by existing company guidelines). To the same effect, see also *The Gap, Inc.* (March 8, 1996).

Verizon has adopted both short-term and long-term incentive compensation plans that are designed to establish a strong link between the creation of shareholder value and the compensation earned by its executives. In light of the foregoing, Verizon believes that it has substantially implemented the Proposals.

**C. The Steiner Proposal May be Excluded From Verizon's 2007 proxy Materials Pursuant to Rule 14a-8(i)(11) Because It Substantially Duplicates the Laborers' Proposal**

Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In considering whether proposals are substantially duplicative, the Staff has consistently taken the position that proposals do not have to be identical in scope to be excluded under Rule 14a-8(i)(11). Rather, the Staff has considered whether the principal thrust or focus of the proposals is the same. If so, the Staff has permitted the omission of proposals that differ somewhat as to terms and scope. See *USG Corp* (January 11, 2000) (proposal requesting that the board of directors redeem the outstanding rights under its shareholder rights agreement and not institute any other form of "poison pill" substantially duplicative of a previously submitted proposal which would require the company to redeem or cancel its existing shareholder rights agreement and prohibit any new such rights agreement from becoming effective without shareholder approval); *UAL Corporation* (March 11, 1994) (proposal recommending a policy of secret ballot voting substantially duplicative of a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results); *Pinnacle West Capital Corporation* (March 16, 1993) (proposal to tie any bonuses to the amount of dividends paid to shareholders substantially duplicative of a proposal to terminate all bonuses until a dividend of a least $ 1.00 per share is paid); and *Masco Corporation* (March 27, 1992) (proposal requesting that the board amend the bylaws to provide that the board consist of a majority of independent directors substantially duplicative of an earlier proposal which by its terms provided for the adoption of a bylaw that would require a majority of the directors nominated by the board to be independent).

The rationale behind the "principal thrust or focus" concept is that the presence in one proxy statement of multiple proposals that address the same issue in different terms creates the risk that, if the shareholders approve each of the proposals, the board of directors would not be left with a clear expression of shareholder intent on the issue. Thus, while Rule 14a-8(i)(11) protects shareholders from the confusion caused by substantially duplicative proposals, it also protects the board from being placed in a position where it may be unable to properly determine the shareholders' will because the terms of such proposals are different, even though the subject matter is identical. See *Centerior Energy Corp.* (February 27, 1995) (proposals relating to (1) freezing executive compensation, (2) reducing executive compensation and eliminating executive bonuses, and (3) freezing annual executive salaries and eliminating bonuses were "substantially duplicative" of a previous proposal placing ceilings on executive compensation, tying future executive compensation to future company performance, and eliminating bonuses and stock options); and *Union Camp Corp.* (January 24, 1990) (multiple proposals requesting the company to withdraw investments in South Africa were substantially duplicative even though one proposal also included "specific steps in implementing" the request).

Verizon believes that the Steiner Proposal substantially duplicates the Laborers' Proposal because both Proposals have the same principal thrust or focus. Each of the Proposals requests, in essence, that the Verizon Board adopt a policy that a significant portion of executive compensation be performance based, utilizing objective performance criteria and that such criteria be disclosed. The Laborers' Proposal stresses a "pay-for-superior performance" principle. In the same vein, the supporting statement of the Steiner Proposal calls for "challenging performance objectives." The Laborers' Proposal is somewhat more expansive in scope in that it includes the annual bonus component, as well as the equity-based compensation.

The Staff has agreed in a number of instances that a shareholder proposal involving the same principal thrust as a proposal to be included in a company's proxy materials may be excluded under Rule 14a-8(i)(11) notwithstanding the fact that the proposals involve differences in numerical thresholds. See e.g. *Verizon Communications Inc.* (February 26, 2006) (proposal that significant portion of stock option grants be performance based substantially duplicates proposal that at least 75% of long-term equity compensation be performance-based); *American Electric Power Company* (December 22, 1993) (proposal recommending executive compensation ceiling of two times salary of the President of the U. S. substantially duplicates proposal recommending ceiling of 150% of the President's salary); *PG&E Corp.* (January 30, 2004) (proposal urging shareholder approval of executive severance exceeding 2.99 times salary plus bonus substantially duplicates proposal requesting shareholder approval of golden parachutes exceeding 200% of salary plus bonus); *American Power Conversion Corp.* (March 29, 2002) (proposal requesting that board set a goal that at least two-thirds of directors be independent substantially duplicates proposal that a

substantial majority of directors be independent, despite differing definitions of independence); and *Metromedia International Group, Inc.* (March 27, 2001) (proposal seeking bylaw amendment granting holders of at least 1.5 million shares the right to call special meeting of shareholders substantially duplicates a previously received precatory proposal urging that each shareholder have the right to call a special meeting).

The Staff has also agreed that proposals addressing the same subject matter in different terms and with broader or narrower scope of subject matter than a prior proposal may be excluded under Rule 14a-8(i)(11). See *Verizon Communications Inc., supra*; *Constellation Energy Group, Inc.* (February 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting a "Commonsense Executive Compensation" program including limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria); and *Siebel Systems*, Inc. (April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received). See also *Abbott Laboratories* (February 4, 2004) ("Commonsense Executive Compensation" proposal urging use of performance and time-based restricted shares in lieu of options, as well as a range of additional limitations on compensation and severance arrangements substantially duplicates a narrower prior proposal urging prohibition of executive options); and *General Electric Company* (January 22, 2003) (proposal requesting a report considering freezing executive salaries during layoffs, setting a ceiling on ratio of pay of executive officers to lowest paid employees, and seeking shareholder approval for executive severance exceeding two times salary substantially duplicates prior proposal requesting report comparing compensation of top executives and lowest paid workers).

For these reasons and consistent with the Staff's prior interpretations of Rule 14a-8(i)(11), Verizon believes that, if the Staff concludes that the Laborers' Proposal cannot be excluded from Verizon's 2007 proxy Materials, the Steiner Proposal may be excluded as substantially duplicative of the Laborers' Proposal.

## III. Conclusion.

Verizon believes that the Laborers Proposal may be properly excluded from its 2007 proxy materials under Rule 14a-8(f). In addition, Verizon believes that both of the Proposals may properly be excluded from its 2007 proxy materials because it has already adopted a policy that "substantially implements" the Proposals. Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Verizon if Verizon omits each of the Proposals from its 2007 proxy materials.

If the Staff does not agree that the Laborers Proposal may be excluded under Rule 14a-8(f) or Rule 14a-8(i)(10) or that the Steiner Proposal may be excluded under Rule 14a-8(i)(10), then Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Steiner Proposal from its 2007 proxy materials pursuant to Rule 14a-8(i)(11), because it substantially duplicates the Laborers' Proposal.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068, to the Laborers at (972) 233-3026 and to Mr. Chevedden, the representative of Mr. Steiner, at (310) 371-7872.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Laborers National Pension Fund
Kenneth Steiner
John Chevedden

# LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3028 www.lnpf.org
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)



October 13, 2006

Ms. Marianne Drost
Senior Vice President, Deputy General Counsel and Corporate Secretary
Verizon Communications, Inc.
140 West Street
New York, NY 10036

Sent Via Fax 908-766-3813

Dear Ms. Drost,

On behalf of the Laborers National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Verizon Communications, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 48,600 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

# LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 www.lnpf.org
FUND ADMINISTRATOR • LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)



If you have any questions or wish to discuss the Proposal, please contact, Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell to the following address: Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Lu Beth Greene
Fund Administrator

Cc. Jennifer O'Dell
Enclosure

## Pay-for-Superior-Performance Proposal

**Resolved:** That the shareholders of Verizon Communications, Inc. ("Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:

1. The annual incentive or bonus component of the Plan should utilize defined financial performance criteria that can be benchmarked against a disclosed peer group of companies, and provide that an annual bonus is awarded only when the Company's performance exceeds its peers' median or mean performance on the selected financial criteria;

2. The long-term compensation component of the Plan should utilize defined financial and/or stock price performance criteria that can be benchmarked against a disclosed peer group of companies. Options, restricted shares, or other equity or non-equity compensation used in the Plan should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected financial and stock price performance criteria; and

3. Plan disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Plan.

**Supporting Statement:** We feel it is imperative that compensation plans for senior executives, be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance relative to industry peers. We believe the failure to tie executive compensation to superior corporate performance; that is, performance exceeding peer group performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that common compensation practices have contributed to excessive executive compensation. Compensation committees typically target senior executive total compensation at the median level of a selected peer group, then they design any annual and long-term incentive plan performance criteria and benchmarks to deliver a significant portion of the total compensation target regardless of the company's performance relative to its peers. High total compensation targets combined with less than rigorous performance benchmarks yield a pattern of superior-pay-for-average-performance. The problem is exacerbated when companies include annual bonus payments among earnings used to calculate supplemental executive retirement plan (SERP) benefit levels, guaranteeing excessive levels of lifetime income through inflated pension payments.

We believe the Company's Plan fails to promote the pay-for-superior- performance principle. Our Proposal offers a straightforward solution: The Compensation Committee should establish and disclose financial and stock price performance criteria and set peer group-related performance benchmarks that permit awards or payouts in its annual and long-term incentive compensation plans only when the Company's performance exceeds the median of its peer group. A senior executive compensation plan based on sound pay-for-superior-performance principles will help moderate excessive executive compensation and create competitive compensation incentives that will focus senior executives on building sustainable long-term corporate value.

**One Verizon Way**
**VC54S440**
**Basking Ridge, NJ 07920**
**Tel 908 559-5636**
**Fax 908 696-2068**

**Mary Louise Weber**
**Assistant General Counsel**

October 16, 2006

Overnight Courier

Ms. Jennifer O'Dell
Assistant Director, LIUNA Corporate Affairs Dept
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, N.W.
Washington, D.C. 20006

Dear Ms. O'Dell:

This letter is to acknowledge receipt of the shareholder proposal submitted by the Laborers National Pension Fund on October 13, 2006 in connection with our 2007 Annual Meeting of Shareholders. Under the Securities and Exchange Commission's (SEC) Proxy Rules, in order to be eligible to submit a proposal for the 2007 Annual Meeting of Verizon Communications Inc., a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities, for at least one year prior to the date the shareholder submits the proposal. In addition, the shareholder must continue to hold these securities through the date of the Annual Meeting.

We would appreciate it if you would provide documentation evidencing that the Laborers National Pension Fund has been the beneficial owner of the requisite number of Verizon shares for at least one year and continues to hold such shares. The SEC rules require that this documentation be submitted to us no later than 14 days from the date of receipt of this letter.

Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the Proxy Statement for the Verizon 2007 Annual Meeting. Please do not hesitate to contact me if you have any questions.

Very truly yours,

Mary Louise Weber

cc: Marianne Drost

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**EXHIBIT "B"**



"J"
<olmsted7p@earthlink.net>
11/18/2006 10:27 PM

To Mary Louise Weber/EMPL/NY/Verizon@VZNotes
cc
bcc
Subject (VZ) Rule 14a-8 Proposal

Dear Ms. Weber,
Please see the fax copy for the correct formatting.
Sincerely,
John Chevedden

--------------
[Rule 14a-8 Proposal, November 18, 2006]
3 - Performance Based Stock Options
Resolved, Shareholders request that our Board of Directors adopt a policy whereby at least 75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.

³Performance-based² equity compensation is defined here as:
(a) Indexed stock options, the exercise price of which is linked to an industry index;
(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or
(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.

This is not intended to unlawfully interfere with existing employment contracts. However, if there is a conflict with any existing employment contract, our Compensation Committee is urged for the good of our company to negotiate revised contracts consistent with this proposal.

As a long-term shareholder, I support pay policies for senior executives that provide challenging performance objectives that motivate executives to achieve long-term shareowner value

Warren Buffett criticized standard stock options as ³a royalty on the passage of time² and favors indexed options. In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting equity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging executives to set and meet performance targets.

It is also important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):
€ The Corporate Library http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:

"D" in Overall Board Effectiveness.
"Very High Concern" in executive compensation - CEO pay of $19 million a year.
³High² in Overall Governance Risk Assessment

€ We had no Independent Chairman and not even a Lead Director - Independent oversight concern.
€ Cumulative voting was not allowed.

€ Six of our directors had potentially compromising non-director business with our company - Independence concern.
€ Our key Audit Committee chairman had 19-years director tenure - Independence concern.

Additionally:

€ Seven of our directors also served on boards rated D by the Corporate Library:

1) Mr. Seidenberg Honeywell (HON) D-rated

2) Mr. Stafford Honeywell (HON) D-rated

3) Mr. Neubauer Wachovia (WB) D-rated

4) Mr. O'Brien Hilb Rogal (HRH) D-rated

Black Rock (BLK) D-rated

5) Mr. Price MetLife (MET) D-rated

6) Mr. Shipley Exxon (XOM) D-rated

7) Mr. Lane General Electric (GE) D-rated

The above status reinforces the reason to take one step forward now and vote yes for:

Performance Based Stock Options
Yes on 3

---

Notes:

Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by ³3² above) based on the chronological order in which proposals are submitted. The requested designation of ³3² or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for

companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

€ the company objects to factual assertions because they are not supported;

€ the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

€ the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

€ the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary¹s office.

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. Ivan G. Seidenberg
Chairman
Verizon Communications Inc. (VZ)
1095 Avenue of the Americas Fl 38
New York NY 10036

Rule 14a-8 Proposal

Dear Mr. Seidenberg,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Kenneth Steiner    10/29/06

cc: Marianne Drost
Corporate Secretary
Phone: 212 395-2121
Fax: 212 869-3265
Fax: 212-921-2971
FX: 212-597-2542
Mary Louise Weber
Assistant General Counsel
T: 212-395-6256
F: 212-575-6386
Fx: 908-696-2068

[Rule 14a-8 Proposal, November 18, 2006]

**3 – Performance Based Stock Options**

Resolved, Shareholders request that our Board of Directors adopt a policy whereby at least 75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.

"Performance-based" equity compensation is defined here as:

(a) Indexed stock options, the exercise price of which is linked to an industry index;

(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or

(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.

This is not intended to unlawfully interfere with existing employment contracts. However, if there is a conflict with any existing employment contract, our Compensation Committee is urged for the good of our company to negotiate revised contracts consistent with this proposal.

As a long-term shareholder, I support pay policies for senior executives that provide challenging performance objectives that motivate executives to achieve long-term shareowner value

Warren Buffett criticized standard stock options as "a royalty on the passage of time" and favors indexed options. In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting equity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging executives to set and meet performance targets.

It is also important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "Very High Concern" in executive compensation – CEO pay of $19 million a year.
  - "High" in Overall Governance Risk Assessment

- We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
- Cumulative voting was not allowed.
- Six of our directors had potentially compromising non-director business with our company – Independence concern.
- Our key Audit Committee chairman had 19-years director tenure – Independence concern.

Additionally:

- Seven of our directors also served on boards rated D by the Corporate Library:

| | | |
|---|---|---|
| 1) Mr. Seidenberg | Honeywell (HON) | D-rated |
| 2) Mr. Stafford | Honeywell (HON) | D-rated |
| 3) Mr. Neubauer | Wachovia (WB) | D-rated |
| 4) Mr. O'Brien | Hilb Rogal (HRH) | D-rated |
| | Black Rock (BLK) | D-rated |

| | | |
|---|---|---|
| 5) Mr. Price | MetLife (MET) | D-rated |
| 6) Mr. Shipley | Exxon (XOM) | D-rated |
| 7) Mr. Lane | General Electric (GE) | D-rated |

The above status reinforces the reason to take one step forward now and vote yes for:

**Performance Based Stock Options**
**Yes on 3**

---

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

One Verizon Way
VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2068

Mary Louise Weber
Assistant General Counsel

verizon

November 21, 2006

Overnight Courier

Mr. Kenneth Steiner
14 Stoner Avenue, 2M
Great Neck, NY 11021

Dear Mr. Steiner:

This letter is to acknowledge receipt of the shareholder proposal submitted by you on November 18, 2006 in connection with our 2007 Annual Meeting of Shareholders. Under the Securities and Exchange Commission's (SEC) Proxy Rules, in order to be eligible to submit a proposal for the 2007 Annual Meeting of Verizon Communications Inc., the shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities, for at least one year prior to the date the shareholder submits the proposal. In addition, the shareholder must continue to hold these securities through the date of the Annual Meeting.

We would appreciate it if you would provide documentation evidencing that you have been the beneficial owner of the requisite number of Verizon shares for at least one year and continue to hold such shares. The SEC rules require that this documentation be submitted to us no later than 14 days from the date of receipt of this letter.

Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the Proxy Statement for the Verizon 2007 Annual Meeting. Please do not hesitate to contact me if you have any questions.

Very truly yours,

Mary Louise Weber

cc: John Chevedden
Marianne Drost

DJF

DISCOUNT BROKERS

Date: 22-Nov 2006

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number AH5-005959, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1109 shares of Verizon Comm.; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/10/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

| Post-it® Fax Note 7671 | Date 11-22-06 | # of pages ▶ |
|---|---|---|
| To Mary Louise Weber | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone # 310-371-7872 | |
| Fax # 908-696-2068 | Fax # | |

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

[redacted]

**From:** CFLETTERS
**Sent:** Wednesday, January 03, 2007 8:50 AM
**To:** [redacted]
**Cc:** [redacted]
**Subject:** FW: Verizon Communications Inc. (VZ) Shareholder Position on Company No-Action Request ( Emil Rossi)

**Follow Up Flag:** [redacted]
**Flag Status:** [redacted]

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 02, 2007 10:35 AM
To: CFLETTERS
Cc: Mary Louise Weber
Subject: Verizon Communications Inc. ( VZ) Shareholder Position on Company No-Action Request ( Emil Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 2, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Verizon Communications Inc. ( VZ)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Performance Based Stock Options Emil Rossi

Ladies and Gentlemen:

This is an initial response to the company December 22, 2006 no action request.

The key point ( according to the company argument) is the company must publish the Laborers' proposal if it hopes to exclude Mr. Rossi's proposal on Rule 14a-8 ( i) ( 11) grounds.

Regarding the company claimed Rule 14a-8 ( i) ( 10) grounds the company has absolutely failed to adopt any governance policy related to this proposal.

For mutual convenience this response is sent to the company in non-PDF format. It is respectfully requested that if the company has any further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully

requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Emil Rossi
Mary Louise Weber <mary.l.weber@verizon.com>

**Mary Louise Weber**
Assistant General Counsel

verizon

**Verizon Communications Inc.**
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 3, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc.
Supplement to Letter Dated December 22, 2006
Relating to Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

On December 22, 2006, Verizon Communications Inc. ("Verizon") submitted to your office a request for no action pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "December 22 Request"), relating to a shareholder proposal (the "Steiner Proposal") from Kenneth Steiner (the "Proponent") for inclusion in Verizon's 2007 proxy materials. Verizon has received a copy of an email to your office from Mr. John Chevedden, the Proponent's representative, dated January 2, 2007, setting forth the Proponent's response (the "Response") to the December 22 Request, and is submitting this letter in reply to the Response. Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter. A copy of this letter is also being sent to Mr. Chevedden, as the Proponent's representative.

In the Response, Mr. Chevedden confuses the proposals that he has submitted. The Response references a proposal relating to performance based stock options submitted by Emil Rossi; Emil Rossi did not submit a proposal to Verizon. Verizon believes that the proposal Mr. Chevedden intends to reference is the Steiner Proposal.

In the Response, Mr. Chevedden incorrectly describes Verizon's request for exclusion of the Steiner Proposal. As stated in the December 22 Request, Verizon believes that the Steiner Proposal can be properly omitted from its 2007 proxy materials pursuant to Rule 14a-8(i)(10) because Verizon has already adopted a policy that substantially implements the proposal. In addition, Verizon believes the Steiner Proposal can be properly omitted from its 2007 proxy materials pursuant to Rule 14a-

8(i)(11), because it substantially duplicates a previously received proposal (the "Laborers Proposal"). As stated in the December 22 Request, Verizon is fully aware that the 14a-8(i)(11) exclusion is applicable only if the Laborers Proposal is included in Verizon's 2007 proxy materials.

In the Response, Mr. Chevedden does not challenge the positions taken or the authorities cited by Verizon in its December 22 Request. While Mr. Chevedden obliquely asserts that "the company has absolutely failed to adopt any governance policy related to this proposal," he fails to present any evidence whatsoever that Verizon's compensation policies, as described in the December 22 Request, do not satisfactorily address the underlying concern of the Steiner Proposal.

For the foregoing reasons, Verizon respectfully renews its request that the Staff confirm that it would not recommend enforcement action if Verizon omits the Steiner Proposal from its 2007 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to Mr. Chevedden at (310) 371-7872.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Kenneth Steiner
John Chevedden

[redacted]

**From:** CFLETTERS
**Sent:** Thursday, January 18, 2007 9:06 AM
**To:** [redacted]
**Subject:** FW: Verizon Communications Inc. (VZ) # 2 Shareholder Position on Company No-Action Request (Kenneth Steiner)

**Follow Up Flag:** Follow up
**Flag Status:** Red

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, January 18, 2007 1:46 AM
To: CFLETTERS
Cc: Mary Louise Weber
Subject: Verizon Communications Inc. ( VZ) # 2 Shareholder Position on Company No-Action Request ( Kenneth Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Verizon Communications Inc. ( VZ)
# 2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Performance Based Stock Options
Kenneth Steiner

Ladies and Gentlemen:

This responds to the company December 22, 2006 no action request.

The company also submitted a January 2, 2007 letter that was not received until more than two weeks later on January 17, 2007.

The key point ( according to the company argument) is that the company must publish the Laborers' proposal if it hopes to exclude Mr. Steiner's proposal on Rule 14a-8 ( i) ( 11) grounds. And the company is vigorously opposing publication of the Laborers' proposal through the no action process.

Regarding the company claimed Rule 14a-8 ( i) ( 10) grounds the company has absolutely failed to adopt any formal governance policy related to this proposal.

The company in effect claims that it really does not have to substantially implement a rule 14a-8 proposal in order to get credit for doing so. As long as the company can show that some past company action addressed a vague "underlying

concern[2] of the rule 14a-8 proposal that can somehow be liberally extracted from the actual text of the rule 14a-8 proposal.

The rule 14a-8 proposal calls for a [3]policy whereby at least 75% of future equity compensation ( stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.[2]

The company has absolutely not adopted such a formal 75% policy. If the company receives concurrence on its no action request it would be perfectly legal for the company to turn around and submit a 2007 management proposal to a shareholder vote that would provide for only 25% of future equity compensation to be performance based as thoroughly as possible. This point highlights the need for the formal policy of 75% that is called for by this rule 14a-8 proposal.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company submitted the first letter.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
Mary Louise Weber <mary.l.weber@verizon.com>

For mutual convenience this response is sent to the company in non-PDF format. It is respectfully requested that if the company has any further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format.

Mary Louise Weber
Assistant General Counsel

verizon

Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 23, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. Supplement to Letter Dated December 22, 2006 Relating to <u>Shareholder Proposal of Laborers National Pension Fund</u>

Ladies and Gentlemen:

I refer to my letter dated December 22, 2006 (the "December 22 Letter") pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission concur with Verizon's view that (1) the shareholder proposal and supporting statement (collectively, the "Laborers Proposal") submitted by the National Laborers Pension Fund (the "Laborers ") may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials") pursuant to Rule 14a-8(f) and Rule 14a-8(i)(10) and (2) the shareholder proposal and supporting statement (collectively, the "Steiner Proposal") submitted by Kenneth Steiner may be properly omitted from Verizon's 2007 proxy materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(11).

As indicated in the Laborers' letter dated January 19, 2007, attached hereto as Exhibit A, the Laborers have withdrawn the Laborers Proposal. Accordingly, Verizon hereby withdraws it request for no action relief relating to the Laborers Proposal.

In connection with the withdrawal of the Laborers Proposal, Verizon is no longer of the view that the Steiner Proposal may be omitted from its 2007 proxy materials pursuant to Rule 14a-8(i)(11). Accordingly, Verizon withdraws its request that the Staff concur with exclusion of the Steiner Proposal on the basis of Rule 14a-8(i)(11). Verizon's request that the Staff concur with its view that the Steiner Proposal may be omitted from its 2007 proxy materials pursuant to Rule 14a-8(i) (10) remains pending.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

cc: National Laborers Pension Fund
John Chevedden

EXHIBIT "A"

# LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 www.lnpf.org
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)



January 19, 2007

Ms. Marianne Drost
Senior Vice President, Deputy General Counsel and Corporate Secretary
Verizon Communications, Inc.
140 West Street
New York, NY 10036

Sent Via Fax 908-766-3813

Dear Ms. Drost,

On behalf of the Laborers National Pension Fund ("Fund"), I hereby withdraw the shareholder proposal ("Proposal") filed by the Fund for inclusion in the Verizon Communications, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders.

If you have any questions please contact, Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359.

Sincerely yours,

Lu Beth Greene
Fund Administrator

Cc. Jennifer O'Dell

**Mary Louise Weber**
Assistant General Counsel



verizon

**Verizon Communications Inc.**
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 30, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc.
Supplement to Letter Dated December 22, 2006
Relating to Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

I refer to (1) my letter dated December 22, 2006 (the "December 22 Letter") pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Kenneth Steiner (the "Proponent") may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials") pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(11), (2) my letter dated January 3, 2007 (the "January 3, 2007 Letter") supplementing the December 22 Letter in response to an email to the Staff from Mr. John Chevedden, the Proponent's representative and (3) my letter dated January 23, 2007 (the "January 23 Letter") withdrawing Verizon's no action request with respect to the shareholder proposal submitted by the Laborers National Pension Fund for inclusion in Verizon's 2007 proxy materials.

Verizon has received a copy of a second email to the Staff from Mr. Chevedden, dated January 17, 2007 ("Proponent's January 17 Letter"). This letter is in response to the Proponent's January 17 Letter and supplements the December 22 Letter. Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter. A copy of this letter is also being sent to Mr. Chevedden, as the Proponent's representative.

**I. The Propsal May Be Excluded From Verizon's 2007 Proxy Materials Pursuant to Rule 14a-8(i)(11) Because It Substantially Duplicates A Proposal that Will Be Contained in the Proxy Statement.**

As indicated in the January 23 Letter, the National Laborers Pension Fund has withdrawn the proposal that it submitted for inclusion in Verizon's 2007 proxy materials, and, accordingly, Verizon has withdrawn its request that the Staff concur with the exclusion of the Proposal on the basis that it duplicates the National Laborers Pension Fund proposal under Rule 14a-8(i)(11). Nonetheless Verizon believes that the Proposal may be excluded from Verizon's 2007 proxy materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates the shareholder proposal submitted by Evelyn Y. Davis on September 8, 2006 (the "Davis Proposal"). The Davis Proposal reads:

> *RESOLVED: "That the Board of Directors take the necessary steps so that NO future New stock options are awarded to ANYONE, nor that any current stock options are repriced or renewed (unless there is a contract to do so on some)."*

The Davis Proposal was submitted to Verizon before the Proposal and will be included in Verizon's 2007 proxy materials. Copies of the Proposal and the Davis Proposal are attached hereto as Exhibit A and Exhibit B, respectively.

The Staff has consistently interpreted Rule 14a-8(i)(11) to permit companies to exclude similar proposals that are not identical where the core issues are the same. Recently, in *Merck & Co., Inc.* (January 10, 2006), the Staff agreed that a proposal that is nearly identical to the Proposal was substantially duplicative of a proposal submitted to Merck by Evelyn Davis that is <u>identical</u> to the Davis Proposal. Like the Proposal, the proposal that Merck sought to exclude urged the Board of Directors to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based and defined the performance-based options as indexed options, premium-priced options and performance vesting options. The Staff agreed with Merck's position that, although the proposal it received from Evelyn Davis sought broader restrictions, the proposals nonetheless were substantially duplicative because they both sought future limitations on grants of stock options.

It is well established that proposals that differ in their terms and breadth are substantially duplicative for purposes of Rule 14a-8(i)(11) if the thrust or focus of each proposal is substantially the same. See, for example:

- *Pacific Gas & Electric Company* (February 1, 1993). where the Staff agreed that a proposal to tie the chief executive officer's total compensation to performance indicators was substantially duplicative of both (a) a proposal to tie non-salary compensation to performance indicators and (b) a second proposal to place a

ceiling on future total compensation of officers and directors, even though the three proposals covered different groups of people and provided for different mechanisms to limit compensation (tying compensation to performance versus placing a absolute ceiling on compensation).

- *Seibel Systems, Inc.* (April 15, 2003), where the Staff agreed that a proposal that sought performance-based requirements for all stock options was substantially duplicative of a proposal seeking performance hurdles or indexing for all stock based plans.
- *Sprint Corporation* (February 1, 2000), where the Staff agreed that a proposal forbidding any future compensation awards contingent upon a change in control without shareholder approval was substantially duplicative of a proposal seeking shareholder approval of all executive officer severance pay agreements.

Consistent with this precedent, Verizon believes that the Proposal may be excluded from its 2007 proxy materials because it is substantially duplicative of the Davis Proposal.

## II. The Proponent's January 17 Letter Fails to Refute Verizon's Position that Verizon Has Already Substantially Implemented the Proposal.

The Proponent's January 17 Letter does not refute Verizon's position that it has has already substantially implemented the proposal because a significant portion of the long-term compensation of Verizon executives is, in fact, performance based. Rather, the Proponent's January 17 letter asserts that Verizon has not substantially implemented the proposal because it has not "adopted any *formal* governance policy related to this proposal." [emphasis added] Verizon believes that the Proponent's focus on the adoption of a policy, rather than on the actions that the Company has taken to implement the underlying concern of the Proposal, is misplaced.

No-action precedents under Rule 14a-8(i)(10) make clear that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. When evaluating whether a proposal that requests that a company's board adopt a policy is excludable under Rule 14a-8(i)(10), the Staff looks at whether the underlying subject of the proposal has been addressed. It does not consider the request to adopt a policy itself as the subject of the proposal. For example, in *The Gap, Inc.* (March 14, 2005); *Pfizer Inc.* (February 15, 2005); and *Intel Corporation* (February 14, 2005), the Staff agreed that, by virtue of the FASB's adoption of FASB Statement 123(R) requiring public companies to expense in their financial statements share-based payments, the companies had substantially

implemented a proposal that the board *establish a policy* of expensing future stock options.

In its report on executive compensation in Verizon's 2006 proxy statement the Human Resources Committee of the Board of Directors outlined the objectives of its executive compensation programs; namely to "motivate performance by tying a substantial portion of an executive's compensation to Verizon's achievement of pre-established financial objectives" and "align the interests of Verizon's executives to those of Verizon's shareholders." These objectives are consistent with those expressed by the Committee in prior years. The December 22 Letter details how the Committee has implemented these objectives in establishing the long-term incentive compensation of Verizon executives in recent years. In light of the foregoing, Verizon believes that it has substantially implemented the Proposal for purposes of Rule 14a-8(i)(10).

## III. Conclusion

Verizon believes that the Proposal may be properly omitted from its 2007 proxy materials under Rule 14a-8(i)(11) because it substantially duplicates the Davis Proposal, which Verizon received first and which will be included in the 2007 proxy materials. In addition, Verizon believes that the Proposal may be properly omitted under Rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal. Accordingly, Verizon respectfully renews its request that the Staff confirm that it would not recommend enforcement action if Verizon omits the Proposal from its 2007 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to Mr. Chevedden at (310) 371-7872.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Kenneth Steiner
John Chevedden

EXHIBIT "A"

Rc'd
11/1/06

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. Ivan G. Seidenberg
Chairman
Verizon Communications Inc. (VZ)
1095 Avenue of the Americas Fl 38
New York NY 10036

Rule 14a-8 Proposal

Dear Mr. Seidenberg,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Kenneth Steiner

10/29/06

cc: Marianne Drost
Corporate Secretary
Phone: 212 395-2121
Fax: 212 869-3265
Fax: 212-921-2971
FX: 212-597-2542
Mary Louise Weber
Assistant General Counsel
T: 212-395-6256
F: 212-575-6386
FX: 908-696-2068

PAGE 01

[Rule 14a-8 Proposal, November 18, 2006]

**3 – Performance Based Stock Options**

Resolved, Shareholders request that our Board of Directors adopt a policy whereby at least 75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.

"Performance-based" equity compensation is defined here as:

(a) Indexed stock options, the exercise price of which is linked to an industry index;

(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or

(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.

This is not intended to unlawfully interfere with existing employment contracts. However, if there is a conflict with any existing employment contract, our Compensation Committee is urged for the good of our company to negotiate revised contracts consistent with this proposal.

As a long-term shareholder, I support pay policies for senior executives that provide challenging performance objectives that motivate executives to achieve long-term shareowner value

Warren Buffett criticized standard stock options as "a royalty on the passage of time" and favors indexed options. In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting equity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging executives to set and meet performance targets.

It is also important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "Very High Concern" in executive compensation – CEO pay of $19 million a year.
  - "High" in Overall Governance Risk Assessment

- We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
- Cumulative voting was not allowed.
- Six of our directors had potentially compromising non-director business with our company – Independence concern.
- Our key Audit Committee chairman had 19-years director tenure – Independence concern.

Additionally:

- Seven of our directors also served on boards rated D by the Corporate Library:

| | | |
|---|---|---|
| 1) Mr. Seidenberg | Honeywell (HON) | D-rated |
| 2) Mr. Stafford | Honeywell (HON) | D-rated |
| 3) Mr. Neubauer | Wachovia (WB) | D-rated |
| 4) Mr. O'Brien | Hilb Rogal (HRH) | D-rated |
| | Black Rock (BLK) | D-rated |

| | | |
|---|---|---|
| 5) Mr. Price | MetLife (MET) | D-rated |
| 6) Mr. Shipley | Exxon (XOM) | D-rated |
| 7) Mr. Lane | General Electric (GE) | D-rated |

The above status reinforces the reason to take one step forward now and vote yes for:

**Performance Based Stock Options**
**Yes on 3**

---

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT "B"

FAX (212) 719-3349

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037
(202) 737-7755

CERTIFIED RETURN
RECEIPT REQUESTED

September 8,2006
September 8,2006

Ivan Seidenberg, CEO, 1095 Ave of the Americas
VERIZON INC.
NYC.N.Y. 10036

FAX 212 719-3349

Dear Ivan:

This is a formal notice to the management of Verizon that Mrs. Evelyn Y. Davis, who is the owner of 424 shares shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2007.. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ANYONE, nor that any current stock options are repriced or renewed (unless there was a contract to do so on some)."

REASONS: "Stock option awards have gone out of hand in recent years, and some analysts MIGHT inflate earnings estimates, because earnings affect stock prices and stock options."

There are other ways to "reward" executives and other employees, including giving them actual STOCK instead of options.

Recent scandals involving CERTAIN financial institutions have pointed out how analysts CAN manipulate earnings estimates and stock prices.

"If you AGREE, please vote YOUR proxy FOR this resolution."

CC SEC DC

Sincerely,
Mrs Evelyn Y Davis
Mrs. Evelyn Y. Davis

CC SEC DC.

P.S. Ivan: Please acknowledge YOURSELF receipt of this resolution.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2007

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2006

The proposal requests the board of directors adopt a policy that would require at least 75% of future equity compensation awards to senior executives be "performance-based."

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Verizon's 2007 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END